HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                               September 28, 2009

Rose Zukin
Mailstop 4720
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Cel-Sci Corporation
            Registration Statement on Form S-3
            File No. 333-161504


      This office represents Cel-Sci Corporation (the "Company"). The Company's amended Registration Statement on Form S-3/A has been filed with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated September 15, 2009. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the S-3/A Registration Statement where the response to the comment can be found.

                                                                         Page #

1.  Shares outstanding as of August 24, 2009, the date
    the registration statement was filed:                  161,143,498

    Shares owned by affiliates as of August 24, 2009:       (6,528,225)
                                                           -----------

    Shares owned by non-affiliates as of August 24, 2009:  154,615,273

    Closing price of Company's common stock on
    August 3, 2009;                                       $       0.56
                                                          ------------
                                                          $ 86,584,552

2.  Comment complied with.                                        3, 24, 25, 26

3.  Comment complied with. However, Ascendiant has
    advised the Company that it will not short the
    Company's common stock during any pricing period.                    11, 17

4. Section 8.7 of the Equity Line Agreement is governed by section 8.6 of the Agreement. Pursuant to Section 8.6, neither party may assign any rights or obligations under the agreement other than as a

                                                                         Page #

    result of a merger.  The Company understands that if
    Ascendiant is  acquired in a merger the Company may
    not use the equity line.                                               24



                                          Very Truly Yours,

                                          HART & TRINEN, L.L.P.


                                          By: /s/ William T. Hart

                                              William T. Hart









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